                               STATE OF ILLINOIS

                         ILLINOIS COMMERCE COMMISSION


ILLINOIS POWER COMPANY                                      :
                                                            :
APPLICATION PURSUANT TO SECTIONS 7-204 AND 7-101            :        99-0419
OF THE PUBLIC UTILITIES ACT FOR APPROVAL OF A               :
REORGANIZATION OF THE GAS UTILITY                           :


                                     ORDER

By the Commission:

I.  PROCEDURAL HISTORY

     On August 13, 1999, Illinois Power Company ("IP" or "Company") filed an application with the Illinois Commerce Commission ("Commission"), pursuant to
Section 7-204 of the Public Utilities Act ("Act") (220 ILCS 5/7-204), seeking an expedited order approving a reorganization with respect to IP's gas utility business, and an order pursuant to Section 7-101 of the Act (220 ILCS 5/7-101) for approval of an Interim Service and Facilities Agreement between IP and its affiliated interests, and for other related relief. The reorganization results from a transaction by which Dynegy, Inc. ("Dynegy") will acquire control of Illinova Corporation ("Illinova"), the parent of IP. IP is a combination gas and electric utility providing retail gas and electric service to customers in Illinois.

     Local Union No. 51, International Brotherhood of Electrical Workers, AFL-CIO ("Local No. 51, IBEW") filed a petition to intervene. That petition was granted by the Hearing Examiner. Local Union No. 51, IBEW, however, did not participate in this proceeding. No other petitions to intervene were received.

     Pursuant to proper legal notice, status hearings were held in this matter on September 3 and 30, 1999, and an evidentiary hearing was held on October 18, 1999, at the Commission's offices in Springfield, Illinois. Appearances were entered by counsel on behalf of IP and Commission Staff. At the hearing on October 18, 1999, IP submitted the testimony of Larry F. Altenbaumer, IP's
Senior Vice President and Chief Financial Officer; John U. Clarke, Dynegy's Senior Vice President and Chief Financial Officer; Robert A. Schultz, IP's Vice
President - Finance; and Cynthia G. Steward, IP's Controller.   Mr. Thomas Q.
Smith, an Accounting Supervisor in the Accounting Department of the Financial Analysis Division of the Commission, submitted testimony on behalf of Staff. At the conclusion of the hearing on October 18, 1999, the record was marked "Heard and Taken." IP and Staff waived the filing of initial and reply briefs and the service of a Hearing Examiner's proposed order.
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                                                                         99-0419

II.  DESCRIPTION OF THE PROPOSED REORGANIZATION

     IP's Petition states that on June 14, 1999, Illinova entered into a Plan of Merger with Energy Convergence Holding Company, Energy Convergence Acquisition Company, Dynegy Acquisition Company, and Dynegy Inc. The proposed merger will involve the merger of Energy Convergence Acquisition Company, an Illinois corporation, all of whose common stock is owned by Energy Convergence Holding Company, an Illinois corporation, with and into Illinova, with the result that all of the common stock of Illinova will be owned by Energy Convergence Holding Company. Concurrent with this transaction, Dynegy Acquisition Company, a Delaware corporation, all of whose common stock is owned by Energy Convergence Holding Company, will be merged with and into Dynegy Inc., a Delaware corporation, with the result that all of the common stock of Dynegy Inc. will be owned by Energy Convergence Holding Company. As a result of these mergers, Illinova and Dynegy will continue to exist, but rather than being independent, publicly traded companies will instead be subsidiaries of Energy Convergence Holding Company. Further, Energy Convergence Holding Company will be renamed Dynegy Inc., and the current Dynegy will be renamed. Following this reorganization, a second reorganization is contemplated in which Illinova is merged into Energy Convergence Holding Company. After the second reorganization, Illinova will cease to exist, and the new Dynegy will become the owner of all of the common stock of IP. It is not certain at this time when that second reorganization will occur. These transactions are referred to throughout this Order as the "Reorganization" or the "Merger." The Merger is expected to close no earlier than December 31, 1999, and no later than the end of the first quarter 2000.

     Dynegy's Senior Vice President and Chief Financial Officer, Mr. Clarke, testified that although Illinova and Dynegy view this transaction as a merger of equals, the Merger will be accounted for as a purchase of Illinova by Dynegy. The board of directors of the new holding company will be comprised equally of seven members from Illinova's current board and seven members from Dynegy's current board. Chuck Watson, Dynegy's current Chief Executive Officer, will be the Chairman of the Board and Charles Bayless, Illinova's current Chairman, President, and Chief Executive Officer, will be a non-executive member of the Board. Mr. Altenbaumer will serve as President of IP and will be directly involved in the strategic management of IP after the Merger.

     Mr. Altenbaumer explained that the new company will consist of eight functional operation divisions, including Marketing, Trading, Generation Operations, Midstream Services, Dynegy Energy Services, Commercial Power, IP, and U.K./Europe. He explained the reasons for the proposed Merger. He stated that the proposed Merger is the next step in the evolution of Illinova into a multi-regional, diversified energy services company. The Board of Directors and Senior Management of Illinova and IP concluded that the Illinova family of companies needed to enlarge its financial and skill base in order to remain a viable competitor in the energy markets. He stated that

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Dynegy has a strong management team that will provide IP knowledge and expertise it does not now have. In addition, the increased size provided by the Merger brings financial strength and scale to Illinova and IP. He testified that the Merger will provide Illinova access to the extensive experience of Dynegy in the energy markets in the United States and around the world, and thus will bring added national and international connections to the Illinois economy in the U.S. and global markets. IP believes that the combination of these two companies will create a balanced and strong company that will enhance IP's ability to provide service to both large and small natural gas customers. Mr. Altenbaumer concluded that the Merger will maximize the value of both Illinova's and Dynegy's assets and strengths while at the same time maintaining and enhancing IP's ability to meet its regulated service obligations.

     Mr. Clarke described the reasons for the proposed Merger from Dynegy's perspective. A primary reason for Dynegy entering into the Merger was its desire to obtain a presence in the Midwest power market. Illinova has strategically positioned generating facilities as well as a developing national energy services business. In addition, both companies are leading independent power developers and producers. IP's retail distribution expertise, coupled with Dynegy's natural gas marketing expertise, provides a broad spectrum of value opportunities. He testified that the combined company will be a national leader in the rapidly changing energy industry and will be well positioned to capitalize on opportunities created by energy convergence. Mr. Clarke stated that the combination of Illinova and Dynegy will result in a highly diversified but strategically focused energy company. The combined company will have the scale, scope, and skills to compete effectively in the emerging national energy marketplace and will benefit from advantages not available to either of the Merger partners on a stand-alone basis. He stated that both of the merging companies believe the Merger will result in greater value to their customers and shareholders while creating the size and scale necessary to be successful in a restructured energy market.

III.  DESCRIPTION OF DYNEGY

     Mr. Altenbaumer testified that Dynegy is a major North American marketer of natural gas, natural gas liquids, crude oil, coal, electricity, liquid petroleum gas, and related services. It also engages in natural gas gathering, processing and transportation, and electric power generation. Its corporate headquarters is located in Houston, Texas. In 1998, Dynegy was ranked fourth nationally for wholesale power marketing and trading, based on volume. It was ranked fifth for gas marketing during the same period. Mr. Altenbaumer stated that Dynegy does not own any incumbent local gas distribution facilities. However, Dynegy or its affiliates sells natural gas in the unregulated retail markets throughout the country, including in Illinois. With regard to Illinois, Dynegy Marketing and Trade and NICOR Energy L.L.C., in which Dynegy owns a 50% interest, both sell gas at retail in Illinois to end use customers. Sales to end use customers in IP's retail gas service territory by these companies account for less than 2% of the throughput on IP's system.

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     Mr. Clarke described Dynegy's Marketing and Trade business unit.  Dynegy owns a direct 100-percent interest in Dynegy Marketing and Trade, Electric Clearinghouse, Inc. ("ECI") and Dynegy Power Services, Inc. ("Dynegy Power"). Dynegy Marketing is engaged in the marketing and trading of natural gas, coal, natural gas liquids, crude oil, and liquid petroleum gas. As part of its operations, Dynegy Marketing controls the domestic marketing of natural gas for certain subsidiaries of Chevron Corporation. ECI is engaged in the marketing of electric energy and power and other energy commodities at wholesale and retail throughout North America. Dynegy Power is engaged in the brokering and marketing of electric energy, natural gas, and other energy commodities at wholesale and retail throughout North America. In addition to its ownership interests in the energy marketers described above, Dynegy, through intermediate subsidiaries, indirectly owns interests in several generating facilities located throughout North America.

     Mr. Clarke also described Dynegy's natural gas liquids business. Operating primarily through Dynegy Mid-Stream Services, L.P., a wholly-owned subsidiary, Dynegy engages in the gathering and processing of natural gas and the transportation, fractionalization, and storage of natural gas liquids. Mr. Clarke testified that Dynegy also markets natural gas, natural gas liquids, and crude oil through its affiliated marketers, including Dynegy Marketing and Trade. Dynegy also has ownership interests in and operates natural gas processing facilities located in the states of Oklahoma, Utah, Texas, Louisiana, New Mexico, and Arkansas. Dynegy also owns and operates two natural gas processing facilities located in Alberta, Canada. These facilities are used to refine raw natural gas into marketable pipeline quality natural gas by extracting various natural gas liquids, and consist of both field plants, which aggregate volumes from multiple producing wells, and straddle plants, which are situated on mainline natural gas pipelines. Dynegy also owns and operates various gathering systems and interstate and intrastate pipelines that transport natural gas, crude oil, and liquids. Through subsidiaries, Dynegy owns interests in three natural gas fractionalization facilities located in the states of Texas and Louisiana. These facilities are used to separate the commingled stream of liquid hydrocarbons removed from the natural gas stream at natural gas processing plants into marketable component products. Incident to its natural gas liquids transportation operations, Dynegy also has ownership interests in and operates product storage and terminal facilities located in the states of Louisiana, Texas, Mississippi, Kentucky, and Florida.

     Mr. Clarke testified that Dynegy's issued and outstanding common stock is principally owned by three entities: British Gas plc ("BG"), Chevron Corporation ("Chevron") and NOVA Chemicals Corp. ("NOVA"), which each own approximately 26% of the issued and outstanding common stock of Dynegy. Ten percent of the common stock of Dynegy is held by senior management, and the remaining shares are publicly traded. After the Merger, it is expected that the issued and outstanding common stock of the new Dynegy will be owned as follows: 28% by Chevron, 5% by Dynegy senior management and 60% by the public (which includes current Illinova shareholders). BG

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and NOVA will each retain less than a 5% interest in the Dynegy in the form of
Series A Convertible Preferred Stock.

IV.  APPLICABLE LAW

     The action of the Commission in this proceeding is governed by Section 7-204 of the Act relating to the approval of reorganizations. Under Section 7-204, the term "reorganization" is defined as "any transaction which, regardless of the means by which it is accomplished, results in a change in the ownership of a majority of the voting capital stock of an Illinois public utility; or the ownership or control of any entity which owns or controls a majority of the voting capital stock of a public utility . . . ." This section further provides that the "Commission shall not approve any proposed reorganization if the Commission finds, after notice and hearing, that the reorganization will adversely affect the utility's ability to perform its duties under this Act."

     In reviewing the proposed reorganization, the Commission is required by
Section 7-204 to find that:

     (1) the proposed reorganization will not diminish the utility's ability to provide adequate, reliable, efficient, safe, and least-cost public utility service;

     (2) the proposed reorganization will not result in the unjustified subsidization of non-utility activities by the utility or its customers;

     (3) costs and facilities are fairly and reasonably allocated between utility and non-utility activities in such a manner that the Commission may identify those costs and facilities which are properly included by the utility for ratemaking purposes;

     (4) the proposed reorganization will not significantly impair the utility's ability to raise necessary capital on reasonable terms or to maintain a reasonable capital structure;

     (5) the utility will remain subject to all applicable laws, regulations, rules, decisions, and policies governing the regulation of Illinois public utilities;

     (6) the proposed reorganization is not likely to have a significant adverse effect on competition in those markets over which the Commission has jurisdiction; and

     (7) the proposed reorganization is not likely to result in any adverse rate impacts on retail customers.

     Section 7-204(c) provides that the Commission shall not approve a reorganization without ruling on:

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     (i)  the allocation of any savings resulting from the proposed reorganization; and

     (ii) whether the companies should be allowed to recover any costs incurred in accomplishing the proposed reorganization and, if so, the amount of costs eligible for recovery and how the costs will be allocated.

     Section 7-204(f) provides that "in approving any proposed reorganization pursuant to this Section the Commission may impose such terms, conditions or requirements as, in its judgment, are necessary to protect the interests of the public utility and its customers."

     Mr. Smith, Case Manager for Staff, testified that Staff had no objection to the proposed reorganization since IP satisfied the requirements of Section 7-204 and, therefore, Staff does not oppose the granting of the application.

V.  REQUEST FOR EXPEDITED TREATMENT

     In its application initiating this docket, IP requested that the Commission expedite its consideration of the proposed Reorganization and issue an order in this docket by December 31, 1999. In support of its request, IP pointed out that the proposed Merger is substantially similar to two reorganizations recently considered and approved by the Commission, Central Illinois Light Company with AES Corporation (Docket 98-0882) and MidAmerican Energy Company with CalEnergy Company (Docket 98-0853), each of which involved the merger of a traditional utility company with an independent power producer/power marketer. Each was approved on a procedural schedule substantially shorter than that allowed under Section 7-204. Thus, IP sought Commission review and approval of its application on the same expedited basis as the Commission's proceedings with regard to the MidAmerican and CILCO transactions, such that an order would be issued no later than the end of 1999.

     In supplemental testimony filed by Mr. Altenbaumer, the Commission was informed that the Securities and Exchange Commission ("SEC") elected to forego review of Illinova's preliminary S-4 registration/proxy statement. Subject to minor amendments, this is the document that will be mailed to shareholders to announce the special shareholders' meeting and to solicit their votes for approval of the Merger. This decision by the SEC allowed IP to move up the date of the shareholder meeting for approval of the Merger to October 11, 1999. The waiting period for the Hart-Scott-Rodino Antitrust Improvements Act filing was also ended early, on August 24, 1999, meaning the Company is free to proceed with the merger under that law. Federal Energy Regulatory Commission ("FERC") approvals are expected in November 1999.

     Mr. Altenbaumer also described related approvals that are necessary in order for the Merger to take place. In particular, closing of the sale of the Clinton Power Station ("Clinton") is a condition of the Merger. Therefore, all regulatory approvals required for the Clinton sale are required prior to completion of the Merger. Approval of the Clinton

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sale is expected by early October 1999 from the Federal Trade Commission and the
U.S. Department of Justice under the Hart-Scott-Rodino Anti-trust Improvement Act. FERC approval is expected the first week of November 1999. An Internal Revenue Service ruling regarding tax issues surrounding the sale of Clinton is expected the second week of November 1999. The Nuclear Regulatory Commission is expected to approve the Clinton sale the last week in November. The Commission approved IP's 16-111(g) filing concerning the sale of Clinton on October 26, 1999.

     It was Mr. Altenbaumer's expectation that all regulatory approvals, other than the approval of the Commission herein, would be obtained by the end of November. Illinova's and Dynegy's shareholders were scheduled to meet to approve the Merger at shareholder meetings on October 11, 1999. Consequently, given the quick pace at which it has been able to obtain regulatory clearances and approvals, IP now expects the Merger to close by December 31, 1999. Closing on this date is also convenient from an accounting perspective, since it is the actual year end.

VI.  SECTION 7-204 CRITERIA

     A. IP's ability to provide adequate, reliable, efficient, safe, and least-cost public utility service.

     Mr. Altenbaumer stated that the Merger will enhance IP's ability to serve its customers by enabling IP to address customers' total energy needs. In addition, the Merger will make IP a more experienced, innovative, and competitive company. This should result in the provision of more diverse and reliable services. IP's current efforts to support economic development in Illinois will continue after the merger.

     Mr. Altenbaumer testified that the Merger will not have an adverse impact upon IP's ability to provide adequate, reliable, efficient, safe, and least-cost gas utility service in Illinois. IP will remain as a separate corporation, and there will be no change in IP's assets or gas operations as a result of the Merger. Any work force reductions are not expected to affect gas utility operating personnel. The Merger will not adversely affect IP's ability to perform its duties related to its regulated gas operations under the Act. Therefore, in accordance with Section 7-204(b)(1) of the Act, the Merger will not have an adverse impact upon IP's ability to provide adequate, reliable, efficient, safe, and least-cost gas utility service in Illinois. In fact, if anything, the Merger will enhance IP's ability to provide adequate, reliable, efficient, safe, and least-cost gas utility service in Illinois, by providing a stronger financial base and access to a broader base of skills and experience in the energy markets.

     Mr. Clarke confirmed that there will be no change in the manner in which IP provides retail gas service in Illinois after the Merger. IP's assets, gas operations, and capital structure will remain the same after the Merger. The Company's corporate headquarters will remain in Decatur after the Merger as well. IP will continue to contribute to the community after the Merger in the manner and to the extent that it does today. If there is any impact of the Merger on IP, it will be an increase in the

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quality and type of services IP provides to its retail natural gas customers as a result of the stronger financial base and increased base of skills and experience available to IP.

     Staff witness Smith concluded that the proposed Merger will not adversely affect IP's ability to provide adequate, reliable, efficient, safe, and least-cost public utility service.

     B. UNJUSTIFIED SUBSIDIZATION OF NON-UTILITY ACTIVITIES BY IP OR ITS CUSTOMERS.

     Both Mr. Altenbaumer and Ms. Steward, IP's Controller, testified that the proposed Merger would not result in the unjustified subsidization of non-utility activities by IP's gas utility or its retail gas customers. The only direct effect of the Merger on IP will be a change in the ownership of the common stock of IP's parent corporation (Illinova) and, ultimately, a change in the ownership of IP's common stock.

     IP has in place policies and procedures that comply with regulatory requirements related to non-utility activities of IP and to transactions between IP and its affiliated interests. Those policies and procedures will continue to be followed by the merged companies after the Merger, unless different procedures are approved by the Commission in Docket 99-0114, the proceeding in which a proposed new Services and Facilities Agreement among IP and its affiliates is being considered by the Commission. These existing policies and procedures, which have been established or approved by the Commission, are intended to prevent, among other things, unjustified subsidization of non-utility or affiliated interest activities by IP's gas utility operations or its retail gas customers. Thus, the proposed merger will not result in the unjustified subsidization of non-utility or affiliated interest activities by IP's gas utility operations or IP's retail gas customers, consistent with the requirement of Section 7-204(b)(2).

     Mr. Altenbaumer also explained that IP's accounting policies or procedures will not change as a result of the Merger. IP will continue to utilize its existing accounting policies and procedures related to its regulated gas utility operations after the Merger, and will continue to use the FERC and ICC Uniform Systems of Accounts.

     Staff witness Smith concluded that the proposed Merger will not result in the unjustified subsidization of non-utility activities by IP's gas utility or its retail gas customers.

     C. FAIR AND REASONABLE ALLOCATION OF COSTS AND FACILITIES BETWEEN IP'S ILLINOIS GAS UTILITY OPERATIONS AND NON-UTILITY ACTIVITIES.

     Ms. Steward testified that there will be no change in the method of charging employee time or any other expense to gas utility operations, electric utility operations, non-utility activities, or affiliates as a result of the Merger. IP employees are required to charge their time to the corporate business entity or activity receiving the benefit of their services. Monthly reports are produced showing the time and related costs which have been charged to affiliates, and invoices are generated based on these reports.

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There will be no change in these procedures after the Merger except to the extent allowed by the Commission in its forthcoming order in Docket 99-0114.

     Ms. Steward described the process through which corporate personnel and expenses are allocated between the gas and electric utility businesses. As described in IP's 1998 ILCC Form 21, expenses are allocated, when possible, directly to the utility that caused the expense to be incurred. Common costs (expenses attributable to both the electric and gas utilities) are allocated based on certain ratios, such as number of customers, revenues, or revenues plus expenses. This allocation process will not change after the Merger.

     Ms. Steward testified that costs and facilities will be fairly and reasonably allocated between regulated gas utility operations and non-utility activities in such a manner that the Commission may identify those costs and facilities which are properly included for gas utility ratemaking purposes. IP has in place existing policies and procedures which comply with Commission requirements related to non-gas utility activities and to affiliate transactions. These policies and procedures assure that costs and facilities are fairly allocated. They will be adopted by the merged company. Thus, the requirements of Section 7-204(b)(3) of the Act will be met.

     In addition, Ms. Steward explained that IP is currently in compliance with the Commission's rules for "Accounting for Non-Public Utility Business of Gas Utilities" (Part 506). IP performed an internal audit which determined that IP is operating in compliance with Part 506. IP submitted a report to the Commission on December 1, 1998 reporting the results of that audit, a copy of which was submitted in this Docket as IP Exhibit 4.1. Ms. Steward further stated that the merged companies will continue to comply with applicable Commission rules regarding affiliate transactions and relationships.

     Staff witness Smith concluded that a fair and reasonable allocation of costs and facilities will occur after the Merger between IP's Illinois gas utility operations and non-utility activities.

     D. IMPAIRMENT OF THE ABILITY OF IP'S GAS UTILITY OPERATIONS TO RAISE NECESSARY CAPITAL ON REASONABLE TERMS OR TO MAINTAIN A REASONABLE CAPITAL STRUCTURE.

     Mr. Altenbaumer testified that the Merger will have a positive effect on the long term financial strength of IP as a result of being a part of a larger global entity and as a result of access to the additional skills and experience that will be provided by the merger. This will better position IP to compete in the energy markets. Mr. Schultz, IP's Vice President - Finance, provided additional information concerning the financial impacts of the Merger. He stated that the proposed Merger will not impair IP's ability to raise capital on reasonable terms, and will not impair IP's ability to maintain a reasonable capital structure. Those conclusions are based upon two facts, (1) IP's balance sheet and capitalization will not be changed by the proposed Merger, and (2) IP's financial ratios will not be changed as a result of the proposed Merger.

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     Mr. Schultz explained that IP will raise capital after the Merger in the same way it does today: through the issuance of short-term debt or bank lines of credit, and, with the Commission's approval, through the issuance of long-term debt. IP also raises capital through the issuance of preferred stock and will have the same ability to borrow and to issue preferred stock after the proposed Merger is complete. The overall financial strength of the utility is the primary factor, and is related to the utility's current and expected capital structure, interest and preferred dividend coverages, and business risk. The financial strength is normally reflected through ratings by agencies such as Moody's, Standard & Poor's, Duff & Phelps, and Fitch IBCA. IP's commercial paper is rated P-2 by Moody's, A-2 by Standard & Poor's, D-2 by Duff & Phelps, and F-2 by Fitch IBCA. The Company's mortgage bonds are currently rated Baa1 by Moody's, BBB by Standard & Poor's, BBB by Duff & Phelps, and BBB+ by Fitch IBCA. The ratings for IP's preferred stock are Baa2 by Moody's, BB+ by Standard & Poor's, BBB- by Duff & Phelps, and BBB by Fitch IBCA. All these ratings, with the exception of IP's preferred stock rating by Standard & Poor's, are within the "investment grade" category that permits utilities to realize the most favorable terms and widest investment audience when issuing securities. Mr. Schultz testified that it is expected that the ratings will remain at investment grade levels after the Merger is completed.

     Mr. Schultz noted that IP received positive feedback from the rating agencies after the announcement of the Merger. Duff & Phelps placed the Company's ratings on Rating Watch - Up following the announcement of the Merger. Standard & Poor's placed IP on CreditWatch with positive implications. Moody's confirmed its credit ratings of IP. A press release from Fitch IBCA states that it expects the Merger to have little effect on the credit ratings of IP. This information establishes that IP's credit ratings will likely remain the same or improve after the Merger.

     Mr. Schultz explained that IP obtains common equity through retained earnings. If greater common equity capital is required, IP can reduce the amount of dividends paid to its parent company. If common equity capital is required by IP in excess of the earnings on common equity, the parent corporation would have to invest additional capital, either out of cash flow, retained earnings, borrowings, or the issuance of common equity or preferred stock by the parent. IP has not required an investment of common equity capital beyond its own earnings since it became a subsidiary of Illinova, and does not anticipate the need for the investment of common equity capital for its retail natural gas operations within the foreseeable future. However, if investments of common equity were required in the future, the larger financial base of the combined companies would likely make it easier to obtain any needed capital.

     Given these facts, Mr. Schultz concluded that the Merger may enhance IP's ability to finance on reasonable terms.

     Staff witness Smith concluded that the proposed Merger will not impair IP's ability to raise capital on reasonable terms, and will not impair its ability to maintain a reasonable capital structure.

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     E.   CONTINUED APPLICATION OF ALL APPLICABLE LAWS, REGULATIONS, RULES,
          DECISIONS, AND POLICIES GOVERNING THE REGULATION OF ILLINOIS PUBLIC UTILITIES TO IP'S GAS UTILITY OPERATIONS.

     Messrs. Altenbaumer and Clarke both testified that the proposed Merger will not in any manner change IP's status as a gas public utility subject to the jurisdiction of the Commission. IP's gas utility operations will remain subject to all applicable laws, regulations, rules, decisions, and policies governing the regulation of Illinois public utilities, in accordance with Section 7-204(b)(5) of the Act. Thus, Messrs. Altenbaumer and Clarke concluded that the Merger will cause no change affecting the regulation of IP as a public utility.

     Staff witness Smith concluded that the proposed Merger will not result in a change in the regulation of IP, and that all applicable laws, regulations, rules, decisions, and policies governing the regulation of Illinois public utilities will continue to apply to IP's gas utility operations after the Merger.

     F. IMPACT OF PROPOSED REORGANIZATION ON COMPETITION IN THE NATURAL GAS UTILITY MARKET OVER WHICH THE COMMISSION HAS JURISDICTION.

     Mr. Altenbaumer addressed the impact of the Merger on competition in the natural gas utility market over which the Commission has jurisdiction. He explained that while Dynegy or its affiliates provide unregulated gas sales service in IP's gas service territory, they serve an immaterial share of the market. Moreover, Dynegy and its affiliates will continue to offer such service after the proposed Merger. IP is required to provide non-discriminatory gas distribution services to all its retail customers and will not provide preferential treatment to Dynegy or to Dynegy's retail gas customers in the provision of retail gas distribution services. Dynegy does not own any gas transmission and distribution facilities and does not offer any gas distribution and transmission service in Illinois. IP does not provide retail gas service in Illinois outside of its regulated service territory. With regard to the Company's Best Efforts Gas Service, which is a competitive gas service offering provided to Service Classification 76 customers, IP intends to continue to offer this service after the Merger. Therefore, Mr. Altenbaumer concluded that, in accordance with Section 7-204(b)(6) of the Act, the proposed Merger is not likely to have an adverse effect on competition in those retail gas markets over which the Commission has jurisdiction.

     Staff witness Smith concluded that the proposed Merger is not likely to have an adverse effect on competition in those retail gas markets over which the Commission has jurisdiction.

     G.   RATE IMPACT OF PROPOSED REORGANIZATIONS ON RETAIL CUSTOMERS.

     Mr. Altenbaumer explained that the Merger is expected to result in cost reductions, a portion of which would be allocable to IP's gas utility operations, as well as operating efficiencies. These cost reductions and operating efficiencies would serve to delay, and ultimately reduce the level of, any future requests for gas rate increases.

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                                                                         99-0419

IP will not seek treatment for these Merger-related cost savings that is different than the treatment of any other reduction in the cost of providing gas service. Thus, the Commission will be able to allocate these savings to IP's gas customers in any future rate case. Finally, IP's customers' gas costs will not be adversely affected by the reorganizations. Indeed, the Commission will have the opportunity to ensure that this is the case in its annual Gas Cost Adjustment proceedings. In fact, if anything, the Merger is likely to enhance IP's ability to purchase low cost gas supplies for system supply purposes. Therefore, Mr. Altenbaumer concluded that, in accordance with Section 7-204(b)(7) of the Act, the proposed Merger is not likely to result in any adverse rate impacts on IP's retail gas customers.

     Ms. Steward testified that there is no expectation of higher gas rates caused by this Merger. In fact, the cost savings and operating efficiencies anticipated to result from the Merger would serve to delay, and ultimately reduce the level of, any request for a gas rate increase. She explained further that IP is currently earning less than its allowed gas rate of return. Even assuming an optimistic level of cost savings resulting from the Merger and a generous allocation of those savings to the gas utility, IP would continue to earn less than its allowed rate of return on gas operations after the Merger.
IP is not currently planning to seek an increase in natural gas rates, although IP will continue to monitor its rate of return on gas operations. She concluded that, if anything, the proposed Merger will serve to delay any future request for a rate increase.

     Staff witness Smith concluded that the proposed Merger is not likely to result in any adverse rate impacts on the Company's retail gas customers.

     H. ALLOCATION OF SAVINGS AND COSTS ASSOCIATED WITH THE PROPOSED REORGANIZATIONS.

     Section 7-204(c) of the Act requires the Commission to rule on the allocation of any savings resulting from the proposed Merger. This Section also requires the Commission to rule whether the reorganizing companies should be allowed to recover costs incurred in accomplishing the proposed Merger, and if so, the amount of costs eligible for recovery and how the costs will be allocated.

     Mr. Altenbaumer testified that Dynegy and Illinova project annual Merger synergies of $125 to $165 million. Two-thirds of these synergies are expected to come from revenue enhancements through increased utilization of non-regulated electric generation, marketing, and trading based on the combined assets, and risk management and arbitrage opportunities. One-third is expected to come from cost efficiencies including elimination of duplicate activities, greater operating efficiencies, and lower capital costs. Mr. Altenbaumer emphasized that the objective of the Merger is growth, not cost cutting. He testified that an approximate 5% reduction is anticipated in the combined 6,500 person workforces of Dynegy and Illinova, mainly in those administrative functions where there is duplication between the two companies. The areas primarily affected will be corporate support and overhead functions, as opposed to operating personnel. A joint integration team will be identifying these

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                                                                         99-0419

potentially duplicative functions over several months. IP and Dynegy expect that normal attrition, new employment opportunities at Dynegy and voluntary separation or early retirement will mitigate the impact of this reduction on IP employees.

     IP's position in this case is that 100% of the actual gas utility-related Merger savings should be flowed through to its gas customers. IP proposes to do so through inclusion of those savings in its gas cost of service. This proposal will serve to delay the need for a rate increase or reduce any future requested rate increase. Mr. Altenbaumer explained that because IP is currently earning below its authorized rate of return, these savings will likely defer a request for a rate increase. He also pointed out that any synergies related to reduced gas commodity costs would also be flowed directly through in their entirety to IP's gas customers.

     Mr. Altenbaumer testified that Illinova and Dynegy have incurred and continue to incur significant transaction costs associated with the proposed Merger, including investment banking fees, financial consulting costs, accountants' charges, printing, postage, proxy solicitation, filing fees, and legal fees. In addition, there will be costs associated with employee separations, system integration, employee relocation, and internal and external communications which will be necessary to achieve the expected savings. During 1999, Illinova expects to incur $16 million of these costs. These are necessary expenses to accomplish the Merger, an allocated portion of which would be properly recoverable from IP's gas utility customers. Mr. Altenbaumer testified, however, that IP has committed to not seek to recover, in any future gas rate case, the costs incurred in accomplishing the Merger.

     Staff witness Smith testified that IP's proposal satisfied the requirements of Section 7-204(c). He agreed that the result of IP's proposal is that 100% of the actual gas-related Merger savings will be passed on to IP's gas customers through inclusion in IP's gas cost of service and that no Merger costs will be passed on to IP's gas customers.

VII.  SECTION 7-204A

     Section 7-204A of the Act sets forth information to be furnished in connection with certain applications for approval of reorganizations under
Section 7-204. As detailed in paragraphs 16 through 25 of IP's Petition and the related exhibits, IP provided to the Commission all the information required under Section 7-204A.

VIII.  REQUEST FOR RELIEF UNDER SECTION 7-101

     With respect to transactions with affiliates, IP is seeking in this application approval pursuant to Section 7-101 of the Act of an Interim Services and Facilities Agreement, which would be effective pending approval of a permanent Services and Facilities Agreement, approval of which is currently pending before the Commission in Docket 99-0114. In addition, IP originally sought a Commission determination in this proceeding that the Services and Facilities Agreement which is ultimately approved by

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                                                                         99-0419

the Commission in Docket 99-0114 would be deemed to be effective as to IP and Dynegy after the Merger.

     A.   INTERIM SERVICES AND FACILITIES AGREEMENT

     With regard to the first request for approval of an Interim Services and Facilities Agreement, Ms. Steward testified that IP and Illinova have a Services and Facilities Agreement in place which was approved by the Commission in Docket 94-0005. An addendum was approved in a supplemental order in Docket 94-0005 in 1995, and that approval was extended to December 31, 2000 by a further supplemental order in 1998. This agreement was originally approved before electric industry restructuring was contemplated, and only allows for the one-way provision of services from IP to Illinova. In this agreement, charges for facilities and services provided by IP to Illinova are at IP's fully loaded cost, which includes direct labor expense, labor overheads, employee benefits participation/processing expenses, other administrative and general overheads and costs, and interest on cash advances.

     Ms. Steward further explained that on February 26, 1999, IP filed a petition with the Commission requesting approval of a new Services and Facilities Agreement between and among Illinova, IP, and all other Illinova subsidiaries. Unlike the current agreement, the new agreement is reciprocal since it provides for services and facilities to be provided both by IP and to IP. The new Services and Facilities Agreement generally covers two types of transactions: transactions involving facilities and services, and those involving the sale of assets. Transactions for use of facilities may involve office space or various types of equipment. Services may include, but are not limited to, financial, personnel, purchasing, information technology, administrative, and engineering. Transactions involving sale of assets include Illinova stock, transfers of real property, tangible personal property, or intangible assets. Under the proposed Services and Facilities Agreement, charges for facilities and services would be set at fully distributed cost unless that cost is above market price. If fully distributed cost is above market price, then the charge would be set above incremental cost but at no more than market price. Costs charged on a fully distributed (embedded) cost basis reflect the direct labor, direct materials, direct purchased services and certain labor-related indirect costs associated with the related asset or service. In general, asset sales would be charged at the fair market value of the asset unless laws or regulations require a different price. As with services and facilities, the charge would be set symmetrically. Costs that are specifically attributable to a party would be charged directly to that party. Costs that have joint benefit to two or more parties (but not all) would be allocated according to cost causative or benefit derivation measures.

     Ms. Steward explained that in the event that a new Services and Facilities Agreement is not approved prior to consummation of the Merger, IP has sought approval in its Petition for an Interim Services and Facilities Agreement, a copy of which was provided as IP Exhibit 4.2, in order to provide a basis for services and facilities and asset sales to be provided from Dynegy and its subsidiaries to IP and vice versa. This Interim Agreement incorporates all of the terms and conditions of the

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                                                                         99-0419

proposed agreement pending in Docket 99-0114 and would be effective as to any services and facilities provided by IP to its affiliates, including new affiliates resulting from the Merger, or vice versa. The Interim Agreement will terminate and be superseded by the new agreement approved by the Commission when the new agreement is in fact approved in Docket 99-0114.

     Ms. Steward stated that an Interim Services and Facilities Agreement for IP was previously approved in Docket 99-0209 and is applicable to services provided to IP by its new generation affiliate, Illinova Power Marketing, Inc. and the Interim Agreement is also identical to the Services and Facilities Agreement pending in Docket 99-0114. IP agreed to use the Interim Agreement only until the final order is issued in Docket 99-0114, and then to use the Services and Facilities Agreement approved by the Commission in that docket. Thus, IP's request in this case is identical to its request which was granted in Docket 99-0209.

     Staff witness Smith filed testimony regarding the Company's request that the Commission authorize use of the terms in the Services and Facilities Agreement proposed in Docket 99-0114 for transactions between IP and its subsidiaries pending approval of an agreement in Docket 99-0114. It is Staff's position that an interim agreement is necessary in order for services to flow both to and from IP. It is further Staff's position that, rather than utilize all the terms of the as-yet-unapproved agreement submitted in Docket 99-0114, the Company should use the pricing terms of the existing Docket 94-0005 agreement until such time as a new agreement is approved in Docket 99-0114. In addition, Staff recommends that IP be directed to provide the names of all affiliated entities who will enter into business transactions with IP. Staff further recommends that during the period between consummation of the Merger and approval of an agreement in Docket 99-0114, the terms of the 94-0005 agreement should be applicable to transactions between IP and Dynegy as if Dynegy were inserted in place of Illinova in that agreement. No additional written agreement need be executed in order for such transactions to take place for this interim period. IP has accepted Staff's position on this issue.

  As a result of a change in the procedural schedule in Docket 99-0114, the parties have further agreed that the pricing for services and facilities provided to and from IP pursuant to the interim arrangement approved in this Order will be trued up to comport with the pricing contained in the services and facilities agreement ultimately approved in Docket 99-0114. Specifically, within 45 days after approval of an agreement in Docket 99-0114 IP will make the necessary accounting adjustments to implement the pricing in the approved agreement with the result that all transactions entered into under the interim arrangement will be priced as if the permanent agreement's pricing terms had been in effect at the time the transactions took place. The parties also agreed, and the Commission concludes that the interim arrangement will expire June 30, 2000.

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

                                                                         99-0419

     B. SUBSTITUTION OF DYNEGY FOR ILLINOVA IN AGREEMENT APPROVED IN DOCKET 99-0114

     With regard to the other request for relief related to the Services and Facilities Agreement, Ms. Steward explained that the Services and Facilities Agreement pending in Docket 99-0114 was drafted and filed with the Commission for approval before the Merger was announced. The Agreement therefore is not between IP and Dynegy, but instead between IP and Illinova. IP requests in this docket that the Commission conclude that the Services and Facilities Agreement ultimately approved in Docket 99-0114 be deemed to be applicable to transactions between Dynegy and IP. In other words, IP is seeking the Commission's approval in this case of the substitution of Dynegy for Illinova in whatever agreement is approved in Docket 99-0114. IP stated that it would provide a revised version of such Agreement at the conclusion of Docket 99-0114.

     Staff witness Smith filed testimony opposing this request. It is Staff's position that such a request should be considered by the Commission in Docket 99-0114. Based on Staff's position, IP has agreed to make its request to substitute Dynegy for Illinova in Docket 99-0114 and to withdraw that request in this Docket.

IX.  FINDINGS AND ORDERING PARAGRAPHS

     The Commission, having considered the entire record, is of the opinion and finds that:

     (1) IP is an Illinois corporation providing natural gas service to customers in the State of Illinois and is a public utility within the meaning of the Act;

     (2) the Commission has jurisdiction over IP and the subject matter of this proceeding;

     (3) the recitals of fact and conclusions reached in the prefatory portion of this Order are supported by the evidence of record, and are hereby adopted as findings of fact;

     (4) the proposed Reorganization meets the criteria set forth in Section 7-204 of the Act with respect to IP's gas operations, in that:

          (a) the proposed Reorganization will not diminish IP's ability to provide adequate, reliable, efficient, safe, and least-cost gas public utility service;

          (b) the proposed Reorganization will not result in the unjustified subsidization of non-utility activities by IP or its customers with respect to IP's gas operations;

          (c) costs and facilities are fairly and reasonably allocated between utility and non-utility activities in such a manner that the

                                                                         99-0419

               Commission may identify those costs and facilities which are properly included by IP for ratemaking purposes for its gas utility operations;

          (d) the proposed Reorganization will not significantly impair IP's ability to raise necessary capital on reasonable terms or to maintain a reasonable capital structure with respect to its gas utility operations;

          (e) IP will remain subject to all applicable laws, regulations, rules, decisions, and policies governing the regulation of Illinois public utilities with respect to IP's gas utility operations;

          (f) the proposed Reorganization is not likely to have a significant adverse effect on competition in the Illinois gas utility markets over which the Commission has jurisdiction; and

          (g) the proposed Reorganization is not likely to result in any adverse rate impacts on retail gas customers of IP;

     (5)  IP has furnished to the Commission the information specified in
          Section 7-204A with respect for the proposed Reorganization;

     (6) the proposed Reorganization will not adversely affect the ability of IP to perform its duties under the Act with respect to its gas utility operations;

     (7) any savings resulting from the proposed Reorganization with respect to IP's gas utility operations shall be reflected in IP's cost of service for recognition in future rate proceedings;

     (8) transaction costs with respect to IP's gas utility operations portion of the Reorganization shall not be recovered from IP's gas utility customers;

     (9) IP will not seek to recover from its gas customers in any future gas rate case the costs incurred in accomplishing the Reorganization;

     (10) IP may provide services and facilities to or purchase services and facilities from Dynegy and all other affiliates in existence post-Reorganization during the period after the Reorganization is consummated but prior to the approval of a Services and Facilities Agreement in Docket 99-0114 under the pricing provisions and other terms and conditions of the Services and Facilities Agreement approved in Docket 94-0005, provided that this interim arrangement will terminate the earlier of the date the Services and Facilities Agreement is approved by the Commission in Docket 99-0114 or June 30, 2000; and provided that IP shall provide to Staff the names of all affiliated entities who will enter into business transactions with IP pursuant to this authority; and provided that IP will true up all amounts paid or received pursuant to this

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                                                                         99-0419

          interim arrangement with the pricing provisions ultimately approved in Docket 99-0114 in the manner described above;

     (11) IP's petition for approval of the proposed Reorganization with respect to IP's gas utility operations should be approved; and

     (12) the consent, authority, and approval of the Commission should be granted to IP to do any and all other things not contrary to law or to the rules and regulations of the Commission that are incidental, necessary, or appropriate to the performance of any and all acts specifically authorized by the Commission in this Order.

     IT IS THEREFORE ORDERED by the Illinois Commerce Commission that approval is hereby granted to Illinois Power Company, with respect to its gas utility operations, for the Reorganization that is the result of the transactions in which Dynegy, Inc. will acquire ownership and control of Illinova Corporation and, at a future date, Energy Convergence Holding Company will acquire direct ownership of a majority of the voting capital stock of Illinois Power Company, as more fully described in Illinois Power Company's application and in Section II of this Order.

     IT IS FURTHER ORDERED that Illinois Power Company shall file with the Commission written notice of completion of the Reorganization and the effective date thereof within 30 days after the effective date of the Reorganization.

     IT IS FURTHER ORDERED that Illinois Power Company may provide services and facilities to or purchase services and facilities from Dynegy and all other affiliates in existence post-Reorganization during the period after the Reorganization is consummated but prior to approval of a Services and Facilities Agreement in Docket 99-0114 under the pricing provisions and other terms and conditions of the Services and Facilities Agreement approved in Docket 94-0005, provided that this interim arrangement will terminate the earlier of the date the Services and Facilities Agreement approved by the Commission in Docket 99-0114 or June 30, 2000; and provided further that Illinois Power Company shall provide to Staff the names of all affiliated entities who will enter into business transactions with Illinois Power Company pursuant to this authority; and provided further that Illinois Power company will true up all amounts paid or received pursuant to this interim arrangement with the pricing provisions ultimately approved in Docket 99-0114 in the manner described above.

     IT IS FURTHER ORDERED that the consent, authority, and approval of the Commission are granted to Illinois Power Company to do any and all other things not contrary to law or to the rules and regulations of the Commission that are incidental, necessary, or appropriate to the performance of any and all acts specifically authorized by the Commission in this Order.

                                                                         99-0419

     IT IS FURTHER ORDERED that subject to the provisions of Section 10-113 of the Public Utilities Act and 83 Ill. Adm. Code 200.880, this Order is final; it is not subject to the Administrative Review Law.

     By order of the Commission this 23rd day of November, 1999.



                                                  Chairman

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